                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Information to be Included in Statements
                    Filed Pursuant to 13d-1(a) and Amendments
                       thereto filed pursuant to 13d-2(a)

                                (Amendment No. 6)

                           COLUMBIA LABORATORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK $ .01 PAR VALUE
                         (Title of Class of Securities)

                                    197779101
                                  -------------
                                 (CUSIP Number)

                                 DAVID M. KNOTT
                       485 Underhill Boulevard, Suite 205,
                   Syosset, New York 11791-3419 (516) 364-0303
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 31, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (continued on following pages)

                              (Page 1 of 9 Pages)

                                 SCHEDULE 13D
CUSIP No. 197779101

--------------------------------------------------------------------------------------------------
 1    Name of Reporting Person                                                  David M. Knott
      S.S. or I.R.S. Identification No. of above Person                         SS# ###-##-####

--------------------------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*
                                                                                        (a) [X]
                                                                                        (b) [_]
--------------------------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------------------------
 4    Source of Funds*

                                                                                        PF, OO
--------------------------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceeding is Required Pursuant
      to Items 2(d) or 2(e)                                                             [_]

--------------------------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

                                                                             U.S.A.
--------------------------------------------------------------------------------------------------
                     7    Sole Voting Power

     Number of
                                                                             1,069,028
      Shares       -------------------------------------------------------------------------------
                     8    Shared Voting Power
   Beneficially

     Owned by                                                                96,100
                   -------------------------------------------------------------------------------
       Each          9    Sole Dispositive Power

    Reporting
                                                                             1,069,028
      Person       -------------------------------------------------------------------------------
                     10   Shared Dispositive Power
       With
                                                                                96,700
--------------------------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by each Reporting Person


                                                                             1,165,728
--------------------------------------------------------------------------------------------------
12    Check [_] if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                                        [_]
--------------------------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

                                                                                        3.8%
--------------------------------------------------------------------------------------------------
14    Type of Reporting Person*

                                                                                        IN
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 9 Pages)

                                 SCHEDULE 13D
CUSIP No. 197779101

--------------------------------------------------------------------------------------------------
 1    Name of Reporting Person                                                Knott Partners, L.P.
      S.S. or I.R.S. Identification No. of above Person                            TIN# 11-2835793

--------------------------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*
                                                                                       (a) [X]
                                                                                       (b) [_]
--------------------------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------------------------
 4    Source of Funds*

                                                                                           WC
--------------------------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceeding is Required Pursuant
      to Items 2(d) or 2(e)                                                                [_]

--------------------------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

                                                                              U.S.A.
--------------------------------------------------------------------------------------------------
                     7    Sole Voting Power

     Number of
                                                                              723,008
      Shares       -------------------------------------------------------------------------------
                     8    Shared Voting Power
   Beneficially

     Owned by
                   -------------------------------------------------------------------------------
       Each          9    Sole Dispositive Power

    Reporting
                                                                              723,008
      Person       -------------------------------------------------------------------------------
                     10   Shared Dispositive Power
       With

--------------------------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned by Each Reporting Person


                                                                              723,008
--------------------------------------------------------------------------------------------------
 12   Check [_] if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                                           [_]
--------------------------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)

                                                                                           2.3%
--------------------------------------------------------------------------------------------------
 14   Type of Reporting Person*

                                                                                           PN
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 3 of 9 Pages)

                                 SCHEDULE 13D
CUSIP No. 197779101

--------------------------------------------------------------------------------------------------
 1    Name Of Reporting Person                                       Dorset Management Corporation
      S.S. or I.R.S. Identification No. of above Person                            TIN# 11-2873658

--------------------------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*
                                                                                          (a) [X]
                                                                                          (b) [_]
--------------------------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------------------------
 4    Source of Funds*

                                                                                               OO
--------------------------------------------------------------------------------------------------
 5    Check Box if Disclosure oF Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                                   [_]

--------------------------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

                                                                             U.S.A.
--------------------------------------------------------------------------------------------------
                     7    Sole Voting Power

     Number of
                                                                           293,900
      Shares       -------------------------------------------------------------------------------
                     8    Shared Voting Power
   Beneficially

     Owned By                                                               96,100
                   -------------------------------------------------------------------------------
       Each          9    Sole Dispositive Power

    Reporting
                                                                           293,900
      Person       -------------------------------------------------------------------------------
                     10   Shared Dispositive Power
       With
                                                                            96,100
--------------------------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned by Each Reporting Person


                                                                           390,000
--------------------------------------------------------------------------------------------------
 12   Check [_] if the Aggregate Amount in row (11) Excludes Certain Shares*

                                                                                              [_]
--------------------------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)

                                                                                              1.3%
--------------------------------------------------------------------------------------------------
 14   Type of Reporting Person*

                                                                                              CO
--------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 4 of 9 Pages)

                                 SCHEDULE 13D
CUSIP No. 197779101

--------------------------------------------------------------------------------------------------
 1    Name of Reporting Person                                    Matterhorn Offshore Fund Limited
      S.S. or I.R.S. Identification No. Of Above Person (entities only).                       N/A

--------------------------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*
                                                                                           (a) [X]
                                                                                           (b) [_]
--------------------------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------------------------
 4    Source of Funds*

                                                                                              WC
--------------------------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                                   [_]

--------------------------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

                                                                          British Virgin Islands.
--------------------------------------------------------------------------------------------------
                     7    Sole Voting Power

     Number of

      Shares       -------------------------------------------------------------------------------
                     8    Shared Voting Power                                   96,100
   Beneficially

     Owned by
                   -------------------------------------------------------------------------------
       Each          9    Sole Dispositive Power

    reporting

      Person       -------------------------------------------------------------------------------
                     10   Shared Dispositive Power
       With
                                                                                96,100
--------------------------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned by Each Reporting Person


                                                                                96,100
--------------------------------------------------------------------------------------------------
 12   Check [_] if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                                              [_]
--------------------------------------------------------------------------------------------------
13    Percent of Class Represented by amount in Row (11)

                                                                                             0.3%
--------------------------------------------------------------------------------------------------
14    Type of Reporting Person*

                                                                                               CO
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 5 of 9 Pages)

                                  SCHEDULE 13-D

                  Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the "Schedule 13D") by (i) David M. Knott, (ii) Knott Partners, L.P., (iii) Dorset Management Corporation, and (iv) Matterhorn Offshore Fund Limited (collectively, the "Reporting Persons").

Item 2.  Identity and Background

                  As previously disclosed in this Schedule 13D, at no time were the Reporting Persons, either individually or collectively, the beneficial owners of more than 5% of the Company's shares. This Schedule 13D was filed solely to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that any of the Reporting Persons and/or other Signing Stockholders (as defined in Item 6) might have been deemed to be members of a "group" collectively owning more than 5% of the Company's shares, because they had entered into the Agreement described in Item 6. The Agreement has expired pursuant to its own terms and this Amendment is being filed by the Reporting Persons to report that any "group" of which they might previously have been deemed to be members no longer exists.

Item 5.  Interest in Securities of the Company

                  (a) Pursuant to Rule 13d-3, Mr. Knott may be deemed to own beneficially 1,165,728 shares of Common Stock, which represents 3.8% of all outstanding Common Stock and includes all of the shares beneficially owned or deemed to be beneficially owned by the persons named below in this Paragraph
(a).

                  Pursuant to Rule 13d-3, the Partnership may be deemed to own beneficially 723,008 shares of Common Stock, which represents 2.3% of all outstanding Common Stock.

                  Pursuant to Rule 13d-3, Dorset may be deemed to own beneficially 390,000 shares of Common Stock, which represents 1.3% of all outstanding Common Stock and includes all of the shares beneficially owned by Matterhorn.

                  Matterhorn beneficially owns 96,100 shares of Common Stock, which represents 0.3% of all outstanding Common Stock.

                  The beneficial ownership of Common Stock by the Reporting Persons reported above includes shares of Common Stock underlying shares of the Company's Series C Convertible Preferred Stock, par value, $.01 per share ("Preferred Stock"), and warrants to purchase shares of Common Stock ("Warrants"), as more particularly described below.

                  Each of Mr. Knott, the Partnership, Dorset and Matterhorn disclaims beneficial ownership of the securities beneficially owned by any other Reporting Person. Mr. Knott disclaims beneficial ownership of the securities beneficially owned by Mrs. Knott. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the Other Reporting Persons.

                              (Page 6 of 9 Pages)

                  (b) Mr. Knott individually (i) has the sole power to vote and to dispose of (1) 52,120 shares of Common Stock (inclusive of 32,000 shares purchasable upon conversion of 112 shares of Preferred Stock and 3,920 shares purchasable upon exercise of Warrants) held in his and his IRA's accounts and
(2) 723,008 shares of Common Stock (inclusive of 339,428 shares purchasable upon conversion of 1,188 shares of Preferred Stock and 41,580 shares purchasable upon exercise of Warrants) held in the Partnership's account, and (ii) shares with the account owner the power to dispose of (but not to vote) 600 shares of Common Stock held by the account of Mrs. Knott's IRA.

                  As President of Dorset, Mr. Knott (iv) has the sole power to vote and to dispose of 293,900 shares of the Company's Common Stock and (v) shares with the account owner the power to vote and to dispose of 96,100 shares held in Matterhorn's account.

                  The Partnership (except through its sole general partner, Mr. Knott) neither holds nor shares with any person the power to vote or to dispose of the Company's Common Stock.

                  Matterhorn shares with Dorset and Mr. Knott the power to vote and to dispose of 96,100 shares held by Matterhorn.

                  (c) During the past sixty (60) days the Reporting Persons engaged in no transactions in the Common Stock

                  (d) Of the 1,165,728 shares of Common Stock which may be deemed to be beneficially owned by Mr. Knott, all but the 52,120 shares deemed to be beneficially owned and held in his and his IRA's accounts are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. No individual person or entity has such right with regard to greater than five percent of the class of Common Stock.

                  (e) The Reporting Persons have never, either individually or collectively, been the beneficial owners of more than 5% of the Company's shares. By reason of the expiration of the Agreement, any "group" collectively owning more than 5% of the Company's shares of which they might previously have been deemed to be members no longer exists.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

                  The term of the agreement (the "Agreement") entered into among the Company, two members of senior management, Messrs. William J. Bologna and Norman M. Meier (the "Management Group"), and the Partnership and Messrs. Knott, James J. Apostolakis, Anthony R. Campbell, David Ray, and Bernard Marden (the "Signing Stockholders"), pursuant to which the Company agreed to take certain actions with respect to the nomination of directors to the Board of Directors, the composition of committees of the Board of Directors and certain other matters, expired of its own terms immediately preceding the Company's 2000 Annual Meeting of Stockholders, which was held on May 31, 2000. Accordingly, any "group" collectively owning more than 5% of

                              (Page 7 of 9 Pages)
the Company's shares of which they
might previously have been deemed to be members no longer exists.

                              (Page 8 of 9 Pages)

                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  /s/ David M. Knott
                             -------------------------------------------------
                                       DAVID M. KNOTT



                             KNOTT PARTNERS, L.P.


                             By: /s/ David M. Knott
                                ----------------------------------------------
                                David M. Knott, General Partner



                             DORSET MANAGEMENT CORPORATION


                             By: /s/ David M. Knott
                                ----------------------------------------------
                                David M. Knott, President



                             MATTERHORN OFFSHORE FUND LIMITED

                             By: Inter Caribbean Services, Ltd., Sole Director



                             By:  /s/ Declan Quilligan
                                ----------------------------------------------
                                 Declan Quilligan, Attorney-in-Fact


                             By:  /s/ Clare McAdam
                                ----------------------------------------------
                                  Clare McAdam, Attorney-in-Fact


Dated:   June 29, 2000

                              (Page 9 of 9 Pages)